Exhibit 99.1

Security Class Holder Account Number

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Fold Form of Proxy - Annual General Meeting to be held on June 26, 2014 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
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Fold 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 3:00 pm, Eastern Time, on June 23, 2014.

Appointment of Proxyholder The undersigned common shareholder of Just Energy hereby appoints
Rebecca MacDonald, Executive Chair of Just Energy or Hugh Segal, Lead Director of Just Energy OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Just Energy to be held at the TSX Gallery, The Exchange Tower, Main
Floor, 130 King Street West, Toronto, Ontario on Thursday, June 26, 2014 at 3:00 pm and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors 01. John A. Brussa For Withhold 02. R. Scott Gahn For Withhold 03. Gordon D. Giffin For Withhold 04. Michael J.L. Kirby 05. Rebecca MacDonald 06. Brett A. Perlman 07. Hugh D. Segal 08. George Sladoje 09. William F. Weld 2. Appointment of Auditors Appointment of Ernst & Young L.L.P. as Auditors of Just Energy, and to authorize the directors to fix their remuneration
3. Resolution Approval, in an advisory, non binding capacity, Just Energy’s approach to executive compensation as described in the circular accompanying this Proxy. At the proxyholder's discretion upon any amendments or variations to matters specified in the notice of meeting or upon any other matters as may properly come before the meeting or any adjournment thereof. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying management’s discussion and analysis by mail. Annual Report - Mark this box if you would NOT like to receive the annual report and accompanying management’s discussion and analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist E A R Q 1 8 8 2 2 0 A R 2